

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

<u>Via Facsimile</u>
Mr. Bruce Benn
President, Chief Executive Officer
Validian Corporation
6 Gurdwara Street, Suite 100
Ottawa, Canada K2E 5A3

Re: Validian Corporation
Form 8-K filed March 30, 2011
File No. 000-28423

Dear Mr. Benn:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant